Mail Stop 4720

May 18, 2010

Mr. Hongwei Qu
President and Chief Executive Officer
Bohai Pharmaceuticals Group, Inc.
c/o Yantai Bohai Pharmaceuticals Group Co. Ltd.
No. 9 Daxin Road, Zhifu District
Yantai, Shandong Province, China 264000

> **Re: Bohai Pharmaceuticals Group, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed April 30, 2010**
> **File No. 333-165149**

Dear Mr. Qu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Where you cite your own beliefs, please explain the basis for those beliefs and disclose the extent to which you relied on third-party sources:

- Page 42: "what we believe is a novel formulation for the treatment of asthma…"
- Page 46: "…we believe that the purity, potency and effectiveness of our ingredients are superior to similar products from other companies."

Risk Factors, page 6

Risks Related to Our Business, page 6

"We have been heavily dependent on sales of four key products." page 8

2. Since your application for extending the protection period for Tongbi Capsules is still pending, please revise your disclosure to clarify that the previously held certificate gave you exclusive or near exclusive-rights to manufacture and distribute the product but currently you do not have such exclusive or near exclusive rights. Please revise the corresponding disclosure in the Business section on page 42.

"The availability of counterfeit versions of our products…." page 9

3. We note your new disclosure indicating evidence of a counterfeit Tongbi Capsule sold in China which you believe infringes your intellectual property rights. Here and in the Business section as appropriate, please clarify the scope of the suspected infringement and the steps you are taking to address the situation. For example, have you filed any legal claims regarding this suspected infringement?

"Our research and development may be costly and/or untimely…," page 10

4. We note your response to our prior comment 14 regarding your contract with Yantai Tianzheng Medical Research and Development Co., Ltd. In light of the importance of research and development to your company and that, because of your limited resources, you are dependent on Yantai to perform this work, we reissue the comment. Please disclose the material terms of your contract with Yantai, including the fee paid, and file the contract as an exhibit to your S-1.

Research and Development, page 50

5. Please revise to clarify what you mean by "classic prescriptions" and "classic TCM formulas" and elaborate on the exemption for TCM formula-based products. For example, what pharmacological and toxicological tests and studies are your classic formulae-based TCM products exempted from?

Contractual Arrangements with Bohai and their Shareholders, page 57

6. We note that your PRC counsel has advised you that in their opinion, (1) the inner-PRC shareholding structure complies with, and immediately after the offering, will comply with, current PRC laws and regulations; (2) the contractual arrangements between the WFOE, Chance High, Bohai, and Bohai's shareholders are valid and binding on all parties to these arrangements and do not violate relevant PRC laws or regulations; and (3) the business operations of the WFOE and Bohai comply with current PRC laws and regulations. Please file a copy of the opinion of PRC counsel as an Exhibit 99 to this registration statement. In addition, please identify your PRC counsel and file their consent as an Exhibit 23 to this registration statement pursuant to Rule 436 and Section 7(a) of the Securities Act.

Certain Relationships and Related Transactions, page 61

7. We note your response to our prior comment 33 and reissue the comment. Please file all of the agreements referenced in this section, including the Call Option Agreement. With respect to the loan issued to Mr. Qu, Item 601(b)(10)(i) of Regulation S-K includes contracts entered into not more than two years before the filing, regardless of whether the contract is currently outstanding. Moreover, as Bohai is a pharmaceutical company not ordinarily engaged in the business of extending loans, the loan made to Mr. Qu cannot be said to be an agreement that "ordinarily accompanies the kind of business conducted by the registrant…" Finally, the fact that the loan was a personal loan extended by the company to the President and CEO, for an amount likely significant to Mr. Qu if not to the Company, speaks to the materiality of the transaction.

As for the loan guaranty that Mr. Qu provided on behalf of the Company to secure the loan from Pudong Development Bank, we note that Mr. Qu, who currently runs the company by himself, appears to be personally liable for the $2.2 million dollars if Bohai defaults. As such, the guaranty should be filed as a material agreement under Item 601(b)(10) of Regulation S-K.

Three months ended December 31, 2009 Compared to Three Months Ended December 31, 2008
Liquidity and Capital Resources, page 37

8. We note your revisions to your cash flow statement in response to our prior comment 34. Please also revise you Liquidity and Capital Resources disclosure accordingly.

Consolidated Financial Statements, page F-1

9. Please provide updated financial statements and financial information throughout the filing pursuant to Rule 3-12 of Regulation S-X. Please note that your

financial statements should not be referred to as "pro-forma." In addition, the financial information of Link Resources Inc. (the shell company) should not be included with those of Chance High and its consolidated entities until after the completion of the Share Exchange Agreement on January 5, 2010. Please revise your financial statements accordingly.

Summary of Significant Accounting policies, page F-6

10. Please clarify how you are accounting for the Share Exchange Agreement. Refer to FAS ASC 805-10-05. Clearly identify the accounting acquirer and accounting acquiree. Also state what entity(entities) is(are) reflected in the historical financial statements for periods prior to the Share Exchange Agreement.

11. Please clarify in your disclosure how you determined that the "Group" of Yantai Shencaojishi Pharmaceuticals Co., Ltd., Yantai Bohai Pharmaceuticals Group Co., Ltd., and Chance High International Limited met the criteria for common control for accounting purposes in accordance with the guidance of EITF 02-5.

12. We note your response to comment 40. Please note that in accordance with FAS ASC 810-10-30-2, if the primary beneficiary of a VIE is under common control with the VIE, the primary beneficiary should initially measure the assets, liabilities, and noncontrolling interests of the VIE at the amounts at which they are carried in the accounts of the reporting entity that controls the VIE and not at fair value. Please revise your disclosure accordingly.

Recent Accounting Pronouncements, page F-11

13. Tell us why the warrants and conversion feature in the convertible notes issued on January 5, 2010 are not required to be classified as liabilities pursuant to ASC 815-40-15 (EITF 07-5) and subsequent changes in fair value recorded in earnings. In particular, we direct you to the example of warrants with provisions that protect holders from declines in the stock price in ASC 815-40-55-33. It appears your warrants and convertible notes issued on January 5, 2010 have provisions that protect holders from declines in the stock price which would require liability classification.

Note 6. Intangible Assets, page F-35

14. We note your response to comment 42. Please clarify whether you have any rights for individual pharmaceutical formulas granted by the PRC government, and if so, the amount for each product. If you solely have a general right for pharmaceutical operations, please tell us why you believe a general right to

produce pharmaceutical operations supports the amount you have recorded for individual pharmaceutical formulas. In addition, we repeat the part of our prior comment which requested you to address how these intangible assets have the three essential characteristics of an asset as defined in FAS Statement of Concept 6: embodies a probable future benefit that can contribute directly or indirectly to future net cash inflows, an entity can obtain the benefit and control others' access to it and the transaction or other event giving rise to the entity's right to or control of the benefit has already occurred. Please also provide us your analysis of the intangible assets under part b-f of FAS ASC 350-30-35-3.

15. Tell us how the carrying amount of intangible assets was determined and when that transaction(s) occurred.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Mr. Hongwei Qu
May 18, 2010
6

You may contact Dana Hartz at (202) 551-3648 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya at (202) 551-3495, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Lawrence A. Rosenbloom, Esq.
     Ellenoff Grossman & Schole LLP
     150 East 42nd Street, 11th Floor
     New York, NY 1001